UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number: 001-40678

EUDA Health Holdings Limited

(Exact Name of Registrant as Specified in its Charter)

1 Pemimpin Drive #12-07

One Pemimpin Singapore 576151

(Address of Principal Executive Offices and Zip Code)

Registrant’s telephone number, including area code: +65 6268 6821

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

As previously disclosed, EUDA Health Holdings Limited (“EUDA” and the “Company”) received a written notice from Listing Qualifications Department of The Nasdaq Stock Market (“Nasdaq”) on August 10, 2023 indicating that the Company was not in compliance with the $1.00 Minimum Bid Price requirement set forth in the Nasdaq Listing Rule 5550(a)(2) for continued listing on The Nasdaq Capital Market (the “Bid Price Requirement”). On September 14, 2023, the Company received a written notice from Nasdaq stating that the closing bid price of the Company’s common stock has been at $1.00 per share or greater for 10 consecutive business days from August 30 to September 13, 2023, and therefore the Company has regained compliance with the $1.00 Minimum Bid Price Requirement for continued listing on The Nasdaq Capital Market.

As previously disclosed, the Company received a written notice from Nasdaq on July 31, 2023 indicating that the Company had failed to maintain a minimum market value of listed securities of $35 million over the previous 30 consecutive business days (the “MVLS Requirement”) as required by the Nasdaq Listing Rule 5550(b)(2). On September 20, 2023, the Company received a written notice from Nasdaq stating that the Company’s market value of listed securities has been $35 million or greater for 10 consecutive business days from September 6 to September 19, 2023, and therefore the Company has regained compliance with the MVLS Requirement for continued listing on The Nasdaq Capital Market.

All matters relating to the Company’s previous non-compliance with the Nasdaq Capital Market’s continued listing rules are now closed.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: September 22, 2023

EUDA Health Holdings Limited
	By:	/s/ Wei Wen Kelvin Chen
	Name:	Wei Wen Kelvin Chen
	Title:	Chief Executive Officer

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